UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

TRANSCEND SERVICES, INC.

(Name of subject company (Issuer))

TOWNSEND MERGER CORPORATION

a wholly owned subsidiary of

NUANCE COMMUNICATIONS, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.05 per share	893929208
(Title of classes of securities)	(CUSIP number of common stock)

Todd DuChene

Executive Vice President and General Counsel

Nuance Communications, Inc.

1 Wayside Road

Burlington, MA 01803

Telephone: (781) 565-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Robert Sanchez

Daniel Peale

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1700 K Street NW

Washington, DC 20006

(202) 973-8800

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$337,786,918	$38,710.38

(1)	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $29.50 per share by the sum of: (i) the 10,696,473 shares of common stock, par value $0.05 per share (the “Shares”), of Transcend Services, Inc., a Delaware corporation (the “Company”), issued and outstanding as of February 29, 2012; and (ii) the 753,931 Shares that are issuable under outstanding stock options to purchase Shares as of February 29, 2012.
(2)	The amount of the filing fee is calculated in accordance with the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$38,710.38	Filing Party:	Nuance Communications, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	March 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”), amends and supplements the Tender Offer Statement on Schedule TO filed on March 20, 2012 as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on March 28, 2012, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on March 29, 2012, Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on April 17, 2012 and Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on April 19, 2012 (as amended or supplemented from time to time, this “Schedule TO”) and relates to a tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Nuance”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.05 per share, of Transcend Services, Inc., a Delaware corporation (the “Company”), at a price of $29.50 per Share, net to the holder in cash without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Amendment to the Offer to Purchase

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with the Company,” are hereby amended and supplemented, and Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with the Company” is hereby amended and supplemented, by replacing the second full paragraph on page 28 in such Section with the following paragraph:

“On March 6, 2012, the Transcend Board held a telephonic meeting, together with its counsel, members of the Company’s management and legal and financial advisors. Mr. Gerdes provided an update on the transaction negotiations and stated that Nuance had increased its offer price to $29.50 per share and agreed to the language required by the Company with respect to the risk allocation related to any potential improper termination or other action by the Company’s speech recognition technology provider. The Transcend Board did not attribute any specific dollar value to this risk allocation. The Company’s legal advisors then reviewed the Transcend Board’s fiduciary duties in this context and summarized the principal terms of the Merger Agreement and related documents that had changed in Nuance’s final proposal. Representatives from Lazard then reviewed certain financial analyses with respect to the proposed transaction at an offer price of $29.50 per share. Lazard then delivered to the Transcend Board an oral opinion, confirmed by delivery of a written opinion dated March 6, 2012, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the $29.50 per share consideration to be paid to holders of shares of Common Stock (other than holders of shares of Common Stock who are entitled to and properly demand an appraisal of their shares, Nuance, Purchaser or the Company, or any direct or indirect wholly owned subsidiary of Nuance, Purchaser or the Company) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holder. Lazard’s opinion was subsequently confirmed by delivery of a written opinion to the Company after the meeting. The Transcend Board then unanimously resolved (i) that the Merger Agreement is advisable, (ii) that the Merger

Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to and in the best interests of the Company and its stockholders, (iii) to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iv) to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, approve and adopt the Merger Agreement and the Merger.”

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 20, 2012.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on March 20, 2012 in The New York Times.*
(a)(5)(i)	Press Release issued by Nuance Communications, Inc., dated April 17, 2012.*
(a)(5)(ii)	Press Release issued by Nuance Communications, Inc., dated April 19, 2012.*
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance Communications, Inc., Townsend Merger Corporation and Transcend Services, Inc., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Nuance on March 7, 2012.*
(d)(2)	Form of Tender and Voting Agreement, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Nuance on March 7, 2012.*
(d)(3)	Confidentiality Agreement, dated as of July 15, 2011, as amended October 27, 2011 by and between Nuance Communications, Inc. and Transcend Services, Inc.*
(d)(4)	Offer Letter between Nuance Communications, Inc. and Larry Gerdes.*
(d)(5)	Offer Letter between Nuance Communications, Inc. and Susan McGrogan.*
(d)(6)	Offer Letter between Nuance Communications, Inc. and Lance Cornell. *
(d)(7)	Form of Non-Compete and Non-Solicitation Agreement entered into between Nuance Communications, Inc. and each of Larry Gerdes, Susan McGrogan and Lance Cornell.*
(g)	Not applicable
(h)	Not applicable

*	Previously filed.

Item 13. Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOWNSEND MERGER CORPORATION

By:	/s/ Thomas L. Beaudoin
Name: Title:	Thomas L. Beaudoin President

NUANCE COMMUNICATIONS, INC.

By:	/s/ Thomas L. Beaudoin
Name: Title:	Thomas L. Beaudoin Executive Vice President and Chief Financial Officer

Dated: April 20, 2012

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 20, 2012.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on March 20, 2012 in The New York Times.*
(a)(5)(i)	Press Release issued by Nuance Communications, Inc., dated April 17, 2012.*
(a)(5)(ii)	Press Release issued by Nuance Communications, Inc., dated April 19, 2012.*
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance Communications, Inc., Townsend Merger Corporation and Transcend Services, Inc., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Nuance on March 7, 2012.*
(d)(2)	Form of Tender and Voting Agreement, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Nuance on March 7, 2012.*
(d)(3)	Confidentiality Agreement, dated as of July 15, 2011, as amended October 27, 2011 by and between Nuance Communications, Inc. and Transcend Services, Inc.*
(d)(4)	Offer Letter between Nuance Communications, Inc. and Larry Gerdes.*
(d)(5)	Offer Letter between Nuance Communications, Inc. and Susan McGrogan.*
(d)(6)	Offer Letter between Nuance Communications, Inc. and Lance Cornell. *
(d)(7)	Form of Non-Compete and Non-Solicitation Agreement entered into between Nuance Communications, Inc. and each of Larry Gerdes, Susan McGrogan and Lance Cornell.*
(g)	Not applicable
(h)	Not applicable

*	Previously filed.